BROMPTON
FUNDS

BROMPTON FUNDS GRANTS UNITHOLDERS THE RIGHT TO WITHDRAW NOVEMBER REDEMPTIONS

Toronto, November 8, 2006 (TSX: BSR.UN, BTF.UN, BWI.UN, CGF.UN, OGF.UN and BDS.UN) As a result of the recent turmoil in the income trust market following the proposed new taxation rules announced on October 31, 2006 by the federal government, Brompton Funds Management Limited ("Brompton") has granted Unitholders of the following funds the right to withdraw their November redemption requests until 5:00 p.m. Monday, November 20, 2006 (although some dealers may have earlier cut-off dates and times). The funds are:

Brompton Stable Income Fund (BSR.UN)
Brompton Tracker Fund (BTF.UN)
Business Trust Equal Weight Income Fund (BWI.UN)
Brompton Top 50 Compound Growth Fund (CGF.UN)
Brompton Equal Weight Oil & Gas Income Fund (OGF.UN)
BG Income & Growth Split Trust (BDS.UN)

To withdraw redemption requests, unitholders are advised to contact their investment advisor or dealer directly. For additional information, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Funds Management Limited
(416) 642-6008

Commissions, trailing commissions, management fees and expenses all may be associated with investment funds. Please read the funds' publicly filed documents which are available from SEDAR at www.sedar.com. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.

dlw 11/28

File # 082-35036

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND
RENEWS NORMAL COURSE ISSUER BID

Toronto, November 2, 2006 – (TSX: OGF.UN) Brompton Equal Weight Oil & Gas Income Fund intends to renew its normal course issuer bid through the facilities of the TSX to purchase up to 3,663,200 units of the Fund representing approximately 10% of the public float of 36,632,340 units. The Fund had 36,632,470 units issued and outstanding as at October 30, 2006. Since November 4, 2005, the Fund has purchased 110,900 units under its current bid at an average price of $11.55 per unit and has subsequently cancelled such units.

The units may be purchased for cancellation from November 6, 2006 to November 5, 2007 through the facilities of the TSX and may only be purchased at a price per unit not exceeding the last published net asset value per unit. The Manager of the Fund believes that such purchases are in the best interest of the Fund and are a desirable use of its available funds.

Further information on the Fund is available at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Funds Management Limited
416-642-6008

BROMPTON
FUNDS

File # 082-35036

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, October 19, 2006 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.125 will be paid on November 14, 2006 to unitholders of record at the close of business on October 31, 2006.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Funds Management Limited
(416) 642-6008

BROMPTON
FUNDS

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, September 19, 2006 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.125 will be paid on October 16, 2006 to unitholders of record at the close of business on September 29, 2006.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Funds Management Limited
(416) 642-6008

BROMPTON
FUNDS

File # 082-35036

BROMPTON

EQUAL WEIGHT OIL & GAS
INCOME FUND


VALUE. INTEGRITY. PERFORMANCE.

INTERIM REPORT 2006

Management Report of Fund Performance

August 10, 2006

This interim management report of fund performance for Brompton Equal Weight Oil & Gas Income Fund (the "Fund") contains financial highlights but does not contain the complete interim financial statements. The complete interim financial statements are appended to this report.

Unitholders may obtain a copy of the Fund's proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure, at no cost, by calling 866-642-6001, or by sending a request to Suite 2930, P.O. Box 793, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

Investment Objectives and Strategies

Brompton Equal Weight Oil & Gas Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange ("TSX") under the symbol OGF.UN and is managed by Brompton Funds Management Limited (the "Manager"). The Fund is designed to provide investors with high monthly cash distributions and the opportunity for capital appreciation by investing, on an equally weighted basis, in a portfolio of oil and gas income trusts. At the time of investment, the portfolio is comprised of an equal dollar amount of each oil and gas income trust listed on the TSX that pays a regular distribution and has a market capitalization of at least $500 million. The portfolio is rebalanced quarterly to include any newly qualifying oil and gas income trusts and to eliminate any oil and gas income trust whose market capitalization falls below $350 million or which otherwise does not qualify for investment. The Fund's passive investment strategy allows for a low cost method of investing in the oil and gas income trust asset class. The Fund is RRSP, DPSP, RRIF and RESP eligible.

Risks

There are risks associated with an investment in units of the Fund. The prospectus that was issued in connection with the initial public offering of the Fund's units, as well as the Fund's annual information form, contains a discussion of these risks. These documents are available on the Fund's website at www.bromptongroup.com or on SEDAR at www.sedar.com. Below is a discussion of some of the more significant risks affecting the Fund in the first half of 2006.

Decline in the Net Asset Value of the Fund

The value of the portfolio investments held by the Fund can decline for a number of reasons including changes in commodity prices, increases in interest rates, environmental problems, changes to government regulations, adverse financial markets, insolvency, declines in asset values, operational and management difficulties or natural and other disasters. Among these factors, in the first half of 2006, declining natural gas prices and concerns over rising long-term interest rates affected the Fund. Natural gas prices declined by approximately 39% in the first half of 2006. This decline may negatively affect the sustainability of current distribution rates and the value of oil and gas income trusts whose revenues are largely dependent on the sale of natural gas. Concerns over rising long-term interest rates contributed to the volatility in Canadian equity markets and the volatility in value of many income trusts. Over the period, the yield on the 10-year Government of Canada bond increased by approximately 70 basis points.

Interest Rate Exposure and Leverage

The Fund has borrowed amounts to invest in additional portfolio investments to increase the overall distributions of the Fund. If interest rates increase during a period when leverage is utilized, increased interest costs will reduce income available to be distributed. In 2006, short-term Canadian interest rates rose as the Bank of Canada increased its overnight rate from 3.25% at the beginning of the year to 4.25% at the end of June. The Fund has mitigated this risk of rising short-term interest rates by fixing the interest rate on nearly all of its borrowings to August 2009.

Leverage can also impact the net asset value of the Fund as it will enhance the net asset value during a period when the Fund's investments have appreciated and will exacerbate the decline of net asset value during a falling market. The greater the amount of leverage, the greater the impact on net asset value of a rise or decline in market prices of the Fund's investments. During the first half of 2006, leverage had a negative impact on the net asset value as the value of the underlying trusts decreased. Since inception, leverage has had a positive impact on the net asset value of the Fund.

Significant Redemptions and Units Trading at a Discount

Units of the Fund are traded on the TSX, and subject to the applicable notice provision, are also redeemable each year, at the option of the unitholder, based on their net asset value per unit on the second last business day of November. Complete details on the redemption features of the Fund are available on the Fund's website at www.bromptongroup.com. It is not uncommon for closed-end funds to trade at a discount to their net asset value per unit. The purpose of the annual redemption right is to reduce the likelihood that units of the Fund trade at a substantial discount to net asset value per unit. While the redemption right provides unitholders with the option of annual liquidity for their units based on their net asset value per unit, the Fund may still trade at a discount during the year. In addition, if a significant number of units are redeemed, the trading liquidity of the units could be significantly reduced and expenses of the Fund would be spread over fewer units, resulting in a higher management expense ratio ("MER") for the Fund.

Recent Developments

Amalgamation of the Managers of Brompton Funds

On June 1, 2006, Brompton Energy Trust Management Limited and 12 management companies of other Brompton Funds were amalgamated with Brompton Funds Management Limited. The amalgamation did not impact the operations or management of the Fund and did not change any of the terms of its management agreement.

The board of directors of Brompton Funds Management Limited is comprised of Peter A. Braaten, Chairman; James W. Davie; P. Michael Nedham; Arthur R.A. Scace; and Ken S. Woolner. The amalgamation did not affect the composition of the independent board members, nor the audit and corporate governance committees, which continue to be represented by Messrs. Davie, Scace and Woolner.

New Accounting Standard for Fiscal 2007

The Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") has issued CICA Section 3855: Financial Instruments – Recognition and Measurement. The new standards address the accounting and disclosure for financial instruments and were developed to harmonize accounting standards for financial instruments with those previously issued by the International Accounting Standards Board. Starting January 1, 2007, these new standards will impact the manner in which the net asset value of the Fund is determined. The new standards will change the way that fair value is determined for financial instruments; in particular, securities traded in an active market must be valued using a bid price. Currently, the Fund generally values exchange-traded securities at their closing prices and securities that are traded over-the-counter are generally valued at the average of the latest bid and ask prices. In addition, the new accounting standards will require that brokerage commissions be expensed and presented on the Statement of Operations. Currently, brokerage commissions are added to the adjusted cost base when a security is purchased or they are deducted from the proceeds of disposition when a security is sold. The new accounting standards will be applied prospectively and will not require the restatement of prior year financial statements. The change in the fair value of the securities held on January 1, 2007, will be recorded as an adjustment to opening retained earnings. The valuation methodology set out in the Fund's declaration of trust will be amended to comply with these new accounting standards.

Results of Operations

Distributions

During the six months ended June 30, 2006, the Fund made monthly distributions which totalled $0.72 per unit. The monthly distribution rate was increased over the period from $0.115 per unit in January 2006 to $0.125 per unit in June 2006. Since inception in October 2004, the Fund has paid cash distributions of $2.39 per unit.

None of the distributions in 2005 were classified as a return of capital for tax purposes. Based on the results of operations for the first six months of 2006 and assuming that the distributions from the Fund's underlying income trusts have the same tax breakdown as reported in 2005, it is currently estimated that the return of capital portion of the Fund's distributions for 2006 would be approximately 10%. However, additional capital gains will likely be realized from rebalancings of the Fund's portfolio scheduled for the second half of the year. Such additional gains may reduce the portion of the distributions qualifying as return of capital further, possibly to zero, and may result in a special distribution of capital gains. A special distribution may be paid in cash, units of the Fund or a combination thereof. When a special distribution has been paid it has been the Manager's practice to pay a portion in cash, at least in the amount sufficient to cover any income tax rising from such special distribution.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the six months ended June 30, 2006, 28,495 units were acquired in the market pursuant to this plan at an average price of $11.91 per unit, and 20,670 units were issued from treasury by the Fund at an average price of $11.48.

Net Asset Value

As a result of a decline in the value of the oil and gas income trust portfolio, the net asset value per unit decreased over the six months ended June 30, 2006 by $0.58 per unit or 4.7% from $12.28 to $11.70. The aggregate net assets of the Fund decreased from $450 million on December 31, 2005 to $428 million on June 30, 2006.

Investment Portfolio

As of June 30, 2006, the oil and gas income trust portfolio included a total of 30 oil and gas income trusts, which is a decrease of two issuers from the end of 2005. A detailed listing of the Fund's security holdings is provided in the financial statements. The decrease in the number of qualifying trusts was the result of three mergers of oil and gas trusts and the inclusion of Zargon Energy Trust. In the first half of 2006, Acclaim Energy Trust and Starpoint Energy Trust merged to form Canetic Resources Trust, Viking Energy Royalty Trust merged into Harvest Energy Trust, and Ketch Resources Trust merged into Advantage Energy Income Fund. Additional mergers were announced in the second quarter which will become effective in the second half of 2006 including the merger of Penn West Energy Trust and Petrofund Energy Trust and the merger of Daylight Energy Trust and Sequoia Oil & Gas Trust. During the six months ended June 30, 2006, the Fund recorded net losses (realized and unrealized) of $20.2 million. Investors are reminded that this decline is less than what was paid out in distributions by the Fund over the period.

Liquidity and Capital Resources

As of June 30, 2006, the Fund had total borrowings of $48.5 million, which represented 10.1% of total assets or 11.3% of net assets. The interest rate on the $43.6 million term credit facility is fixed until August 2009 at 4.513%, which reduces the Fund's exposure to rising short-term interest rates over its term. The borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund. The Fund also has a 364-day revolving credit facility for working capital purposes which provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. At June 30, 2006, the Fund had $4.9 million outstanding under this facility. During the six months ended June 30, 2006, the minimum and maximum amounts of borrowings under both facilities were $47.1 million and $56.7 million, respectively.

To provide liquidity, units of the Fund are listed on the TSX under the symbol OGF.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value per unit. A total of 88,400 units were purchased during the six months ended June 30, 2006 under this program at an average price of $11.66 per unit. Over the six months ended June 30, 2006, units of the Fund traded at an average discount to their net asset value per unit of 0.9%.

Related Party Transactions

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund. The management fee may be paid in cash or units at the option of the Manager. During the six months ended June 30, 2006, the entire management fee was paid in units. The Manager is responsible for paying the fees of Brompton Capital Advisors Inc., an affiliate of the Manager, is responsible for the rebalancing of the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to the investment dealers based on the proportionate number of units held by clients of such dealers at the end of each calendar quarter. In the six months ended June 30, 2006, management and service fees amounted to $1.1 million and $0.6 million, respectively.

Financial Highlights

The following tables show selected key financial information about the Fund and are intended to help readers understand the Fund's financial performance for the fiscal periods indicated. This information is derived from the Fund's audited annual financial statements and unaudited interim financial statements. The information in the following tables is presented in accordance with National Instrument ("NI") 81-106 and, as a result, does not act as a continuity of opening and closing net asset value per unit. The increase (decrease) in net assets from operations is based on average units outstanding during the period, and all other numbers are based on actual units outstanding at the relevant point in time.

Net Asset Value per Unit

	For the Six Months Ended June 30, 2006	For the Years Ended December 31 2005	2004[1]
Net asset value, beginning of period[2]	$ 12.28	$ 9.53	$ 9.45
Increase (decrease) from operations:[3]			
Total revenue	0.78	1.41	0.33
Total expenses	(0.08)	(0.15)	(0.03)
Realized gain for the period	0.57	1.11	—
Unrealized gain for the period	(1.13)	1.73	0.07
Total increase in net assets from operations	$ 0.14	$ 4.10	$ 0.37
Distributions to unitholders:[2][4]			
Cash distributions:			
From net investment income (excluding dividends)	$ N/A	$ 0.95	$ 0.18
From net realized gain on investments	N/A	0.43	—
Return of capital	N/A	—	0.11
Total cash distributions	0.72	1.38	0.29
Unit distributions:			
From net realized gain on investments	—	0.57	—
Total distributions to unitholders	$ 0.72	$ 1.95	$ 0.29
Net asset value, end of period	$ 11.70	$ 12.28	$ 9.53

[1] Period from October 7, 2004 (commencement of operations) to December 31, 2004.

[2] Net asset value per unit and distributions per unit are based on the actual number of units outstanding at the relevant time.

[3] The increase (decrease) in net assets from operations per unit is based on the weighted average number of units outstanding over the fiscal period.

[4] The actual tax breakdown for the 2006 distributions will be provided in the 2006 Annual Management Report of Fund Performance.

Ratios and Supplemental Data

	June 30, 2006	December 31 2005	2004
Net assets (in 000s)	$ 428,121	$ 449,986	$ 397,824
Number of units outstanding (in 000s)	36,586	36,654	41,747
Management expense ratio ("MER")[1][2]	1.41%	1.39%	7.19%
MER excluding interest expense and issuance costs[1][3]	0.89%	0.93%	0.89%
Portfolio turnover rate[4]	22.42%	45.92%	N/A
Trading expense ratio[5]	0.08%	0.14%	N/A
Closing market price	$ 11.80	$ 12.06	$ 10.15

[1] Annualized for the period from October 7, 2004 (commencement of operations) to December 31, 2004 and for the six months ended June 30, 2006.

[2] Management expense ratio is based on the requirements of NI 81-106 and includes the total expenses of the Fund for the stated period including interest expense and issuance costs and is expressed as an annualized percentage of the average net assets of the period.

[3] MER excluding interest expense and issuance costs has been presented separately as it expresses only the ongoing management and administrative expenses of the Fund as an annualized percentage of average net assets of the period. Issuance costs are one-time costs incurred at inception, and the inclusion of interest expense does not consider the additional revenues that have been generated from the investment of the leverage in income-generating assets.

[4] The Fund's portfolio turnover rate indicates how actively the Fund's portfolio advisor manages its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Fund buying and selling all of the securities in its portfolio once in the course of the year. The higher the Fund's portfolio turnover rate in a year, the greater the trading costs payable by the Fund in the year, and the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Fund. The portfolio turnover rate is not provided when a fund is less than one year old. Portfolio turnover rate is calculated by dividing the lesser of the cost of purchases and the proceeds of sales of portfolio securities for the period, excluding cash and short-term investments maturing in less than one year, by the average market value of investments during the period.

[5] The trading expense ratio represents total commissions expressed as an annualized percentage of daily average net assets of the Fund during the period. This disclosure was a new requirement in 2005 under NI 81-106 and was not applied retroactively.

Past Performance

The following chart and table show the past performance of the Fund and will not necessarily indicate how the Fund will perform in the future. The information shown is based on net asset value per unit and assumes that distributions made by the Fund in the periods shown were reinvested (at net asset value per unit) in additional units of the Fund.

Year-by-Year Returns

The bar chart shows the Fund's return (based on net asset value per unit) and includes distributions made in each year since inception to June 30, 2006. The chart shows, in percentage terms, how an investment held on the first day of each fiscal period would have increased or decreased by the last day of the fiscal period.


50%
40%
30%
20%
10%
0%
4.0%
46.0%
1.1%
04*
05
06**

* For the period from October 7, 2004 (commencement of operations) to December 31, 2004.

** For the period from January 1, 2006 to June 30, 2006.

Annual Compound Returns

The following table shows the Fund's compound return for the six months ended June 30, 2006 and annual compound return since inception, compared with S&P/TSX Capped Energy Trust Index ("Energy Trust Index"). The Energy Trust Index is derived from the S&P/TSX Capped Income Trust Index, based on the energy sector of the Global Industry Classification Standard ("GICS"). Income trusts that qualify for inclusion must derive their distribution income from actual operating entities.

	Six Months Ended June 30, 2006	Since Inception[1]
Brompton Equal Weight Oil & Gas Income Fund	1.1%	28.0%
S&P/TSX Capped Energy Trust Index	13.7%	38.7%

[1] For the period from October 7, 2004 (commencement of operations) to June 30, 2006.

The Fund has generated returns of 1.1% and 28.9% for the six months ended June 30, 2006 and since inception, respectively. Over these periods, the Fund has underperformed the Energy Trust Index, which includes not only the oil and gas income trusts that the Fund may invest in, but also other trusts in the energy sector such as those in oil sands development, pipelines and energy related services. The Fund's underperformance relative to the Energy Trust Index is largely the result of the poor performance of certain investments held by the Fund which are not included in the Energy Trust Index, as well as the strong performance of Canadian Oil Sands Trust ("COS"). Enterra Energy Trust, Sequoia Oil & Gas Trust and Thunder Energy Trust are held by the Fund but are not included in the Energy Trust Index. Since the end of 2005, the market prices of these trusts have declined by an average of 24%. COS comprises 17% of the Energy Trust Index on June 30, 2006 and is its largest constituent but does not qualify for investment by the Fund. COS had a return of 43% in 2006 based only on its market price.

Summary of Investment Portfolio

As at June 30, 2006

Total net asset value	$ 428,121,092

Portfolio Composition	% of NAV
Oil and gas	111.5%
Total investment portfolio	111.5%
Other net liabilities	(11.5%)
Total net asset value	100.0%

Top 25 Holdings[1]	% of NAV
Advantage Energy Income Fund	7.2%
Pengrowth Energy Trust	3.8%
Vermilion Energy Trust	3.8%
Penn West Energy Trust	3.8%
Freehold Royalty Trust	3.7%
PrimeWest Energy Trust	3.7%
Enerplus Resources Fund	3.7%
NAL Oil & Gas Trust	3.7%
Focus Energy Trust	3.7%
Zargon Energy Trust	3.7%
Peyto Energy Trust	3.7%
Baytex Energy Trust	3.7%
Enterra Energy Trust	3.7%
ARC Energy Trust	3.6%
Harvest Energy Trust	3.6%
Crescent Point Energy Trust	3.6%
Bonavista Energy Trust	3.6%
Paramount Energy Trust	3.6%
Esprit Energy Trust	3.6%
Trilogy Energy Trust	3.5%
True Energy Trust	3.5%
Thunder Energy Trust	3.5%
Progress Energy Trust	3.5%
Provident Energy Trust	3.5%
Petrofund Energy Trust	3.5%

[1] The top 25 holdings of the Fund have been presented in accordance with NI 81-106.

The investment portfolio may change due to ongoing portfolio transactions of the investment fund. Quarterly updates are available within 60 days of each quarter end.

Portfolio Manager

Brompton Capital Advisors Inc.

Brompton Capital Advisors Inc. acts as Portfolio Manager for all eight of Brompton's passive index-type funds. Historically, diversification has been a proven method for tempering risk while providing investors the opportunity for high returns. Brompton's equal weight approach provides investors with an index-like investment that limits exposure to any single security by investing an equal dollar amount in each security that meets defined inclusion criteria and by rebalancing periodically to reflect overall changes in the market.

Forward-Looking Statements

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlook may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may," "will," "should," "could," "anticipate," "believe," "expect," "intend," "plan," "potential," "continue," and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, we cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no obligation to update or revise them to reflect new events or circumstances.

Notice

The accompanying unaudited interim financial statements of Brompton Equal Weight Oil & Gas Income Fund for the six months ended June 30, 2006 have been prepared by management and have not been reviewed by the external auditors of the Fund.

(Signed)

Raymond R. Pether
Chief Executive Officer
August 10, 2006

(Signed)

Craig T. Kikuchi
Chief Financial Officer

Statements of Net Assets (Unaudited)

	June 30, 2006	Dec. 31, 2005
Assets		
Investments, at market value	$ 477,332,217	$ 502,038,109
Cash and short-term investments	139,059	22,638
Distributions and interest receivable	4,280,145	4,942,078
Deferred financing costs (note 7)	15,622	34,012
Total assets	481,767,043	507,036,837
Liabilities		
Accounts payable and accrued liabilities	603,107	531,634
Distributions payable to unitholders (note 4)	4,573,288	8,063,887
Loans payable (note 7)	48,469,556	48,455,000
Total liabilities	53,645,951	57,050,521
Unitholders' equity		
Unitholders' capital (note 3)	367,231,641	367,881,681
Retained earnings	60,889,451	82,104,635
Net assets representing unitholders' equity	$ 428,121,092	$ 449,986,316
Units outstanding (note 3)	36,586,304	36,654,034
Net asset value per unit	$ 11.70	$ 12.28

The accompanying notes are an integral part of these financial statements.

Statements of Operations and Retained Earnings (Unaudited)

For the six months ended June 30	2006	2005
Income		
Distributions from income funds	$ 28,524,673	$ 28,455,064
Interest income	12,975	4,144
	28,537,648	28,459,208
Expenses		
Management fees (note 5)	1,066,031	1,003,781
Service fees (note 5)	642,040	632,224
Audit fees	17,240	11,673
Director fees	20,824	19,836
Trustee fees	8,390	11,472
Custodial fees	29,677	27,404
Legal fees	3,673	—
Unitholder reporting costs	42,454	77,796
Other administrative expenses	83,394	111,134
Interest and bank charges (note 7)	1,138,772	1,012,191
	3,052,495	2,907,511
Net investment income	25,485,153	25,551,697
Net realized gain on sale of investments (note 6)	21,051,399	9,748,717
Net change in unrealized gain on investments	(41,254,998)	20,499,543
Increase in net assets from operations	$ 5,281,554	$ 55,799,957
Retained earnings, beginning of period	$ 82,104,635	$ 3,069,053
Excess of stated value paid on repurchase of units	(143,883)	(12,885)
Distributions to unitholders (note 4)	(26,352,855)	(25,909,591)
Retained earnings, end of period	$ 60,889,451	$ 32,946,534
Increase in net assets from operations per unit[1]	$ 0.14	$ 1.34

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows (Unaudited)

For the six months ended June 30	2006	2005
Cash flows from operating activities:		
Increase in net assets from operations	$ 5,281,554	$ 55,799,957
Adjustments to reconcile net cash provided by (used in) operations:		
Net realized gain on sale of investments (note 6)	(21,051,399)	(9,748,717)
Net change in unrealized gain on investments	41,254,998	(20,499,543)
Amortization of deferred financing costs (note 7)	18,390	18,389
Decrease in distributions and interest receivable	661,933	56,802
Increase in other receivable	—	(81,774)
Increase in accounts payable and accrued liabilities	71,473	111,762
Purchase of investments (note 6)	(110,667,568)	(103,036,795)
Proceeds from sale of investments (note 6)	115,169,861	101,779,629
Cash provided by operating activities	30,739,242	24,399,710
Cash flows from financing activities:		
Proceeds from issuance of units (note 3)	—	780,463
Increase in loans payable	14,556	—
Distributions paid to unitholders (note 4)	(29,843,454)	(25,733,039)
Proceeds from distribution reinvestment plan (note 4)	237,203	341,049
Repurchase of units (note 3)	(1,031,126)	(226,614)
Cash used in financing activities	(30,622,821)	(24,838,141)
Net increase (decrease) in cash and short-term investments	116,421	(438,431)
Cash and short-term investments, beginning of period	22,638	748,288
Cash and short-term investments, end of period	$ 139,059	$ 309,857
Supplemental information:		
Interest paid	$ 1,111,864	$ 982,181

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets (Unaudited)

For the six months ended June 30	2006	2005
Net assets, beginning of period	$ 449,986,316	$ 397,824,101
Operations:		
Increase in net assets from operations	5,281,554	55,799,957
Unitholder transactions:		
Proceeds from issuance of units (note 3)	—	780,463
Distributions to unitholders (note 4)	(26,352,855)	(25,909,591)
Proceeds from distribution reinvestment plan (note 4)	237,203	341,049
Repurchase of units (note 3)	(1,031,126)	(226,614)
Total unitholder transactions	(27,146,778)	(25,014,693)
Net increase in net assets	(21,865,224)	30,785,264
Net assets, end of period	$ 428,121,092	$ 428,609,365
Distributions per unit	$ 0.72	$ 0.62

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at June 30, 2006		Cost	Market Value
No. of Units	Oil and Gas		
1,580,111	Advantage Energy Income Fund	$ 37,069,918	$ 30,796,363
553,150	ARC Energy Trust	9,387,368	15,488,200
646,322	Baytex Energy Trust	8,784,547	15,640,992
440,103	Bonavista Energy Trust	11,380,080	15,403,605
639,472	Canetic Resources Trust	15,507,190	14,771,803
708,488	Crescent Point Energy Trust	14,053,328	15,466,293
1,339,590	Daylight Energy Trust	17,163,269	14,735,490
252,596	Enerplus Resources Fund	10,371,865	15,913,548
1,036,986	Enterra Energy Trust	22,273,330	15,637,749
1,312,728	Esprit Energy Trust	16,886,608	15,240,772
1,122,699	Fairborne Energy Trust	15,190,346	14,707,357
671,576	Focus Energy Trust	12,627,862	15,882,772
762,511	Freehold Royalty Trust	13,924,405	16,012,731
465,790	Harvest Energy Trust	13,677,014	15,468,886
795,501	NAL Oil & Gas Trust	11,878,445	15,910,020
826,296	Paramount Energy Trust	13,658,171	15,286,476
631,133	Pengrowth Energy Trust	12,037,720	16,441,015
358,429	Penn West Energy Trust	11,906,286	16,093,462
554,053	Petrofund Energy Trust	8,924,651	14,820,918
661,888	Peyto Energy Trust	13,943,242	15,673,508
476,328	PrimeWest Energy Trust	13,357,697	15,956,988
917,331	Progress Energy Trust	13,725,074	14,952,495
1,093,668	Provident Energy Trust	12,490,223	14,917,632
879,000	Sequoia Oil & Gas Trust	17,221,495	14,301,330
686,710	Shiningbank Energy Income Fund	15,345,045	14,558,252
1,799,232	Thunder Energy Trust	21,568,228	14,987,603
799,288	Trilogy Energy Trust	13,685,858	15,106,543
1,091,747	True Energy Trust	20,715,614	15,000,604
474,790	Vermilion Energy Trust	9,458,040	16,403,994
515,200	Zargon Energy Trust	15,787,581	15,754,816
	Total	$ 444,000,500	$ 477,332,217

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

June 30, 2006

1. OPERATIONS

Brompton Equal Weight Oil & Gas Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on September 28, 2004, pursuant to a declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton Funds Management Limited (formerly Brompton Energy Trust Management Limited) (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on a quarterly basis in accordance with the terms of the declaration of trust. RBC Dexia Investor Services Trust is the custodian of the Fund's assets and prepares the weekly valuations of the Fund. The Fund is listed on the Toronto Stock Exchange and commenced operations on October 7, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2005. The significant accounting policies used in preparing these unaudited interim financial statements are consistent with those used in preparing the audited annual financial statements.

Certain comparative figures have been reclassified in accordance with National Instrument 81-106.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be redeemed at the option of unitholders by tendering units of the Fund at least 20 business days prior to the second last business day of November ("Redemption Valuation Date"). Redemption of tendered units will be settled based on the net asset value per unit on the Redemption Valuation Date less associated costs of the redemption, including brokerage costs. Units tendered for redemption will be redeemed effective on the Redemption Valuation Date of each year and will be settled on or before the tenth business day following the Redemption Valuation Date.

For the six months ended June 30, 2006, the Fund did not issue any units (2005 – 78,704) to the Manager in respect of its management fee (see note 5).

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid program for the period from November 4, 2005 to November 3, 2006. Pursuant to the issuer bid, the Fund can purchase up to 4,165,000 of its units for cancellation when the net asset value per unit exceeds its trading price. During the six months ended June 30, 2006, 88,400 (2005 – 22,600) units were purchased for cancellation.

The weighted average number of units outstanding for the six months ended June 30, 2006 was 36,605,354 (2005 – 41,785,838).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the six months ended June 30, 2006, the Fund declared total distributions of $0.72 (2005 – $0.62) per unit, which amounted to $26,352,855 (2005 – $25,909,591). Pursuant to the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the six months ended June 30, 2006, 20,670 (2005 – 34,980) units in respect of distributions were issued from treasury by the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. The Manager is responsible for paying fees to Brompton Capital Advisors Inc. for its services to the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the six months ended June 30 were as follows:

	2006	2005
Proceeds from sale of investments	$ 115,169,861	$ 101,779,629
Less cost of investments sold:		
Investments at cost, beginning of period	427,451,394	437,907,177
Investments purchased during the period	110,667,568	103,036,795
Investments at cost, end of period	(444,000,500)	(448,913,060)
Cost of investments sold during the period	94,118,462	92,030,912
Net realized gain on sale of investments	$ 21,051,399	$ 9,748,717

Brokerage commissions on investments purchased and sold during the period ended June 30, 2006 amounted to $181,534 (2005 – $282,222). For the periods ended June 30, 2006 and 2005, there were no soft dollar amounts paid.

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. There was $4.9 million outstanding under this facility at June 30, 2006. The Fund has borrowed the maximum amount of $43.6 million under the term credit facility at a fixed rate of 4.513% for a five-year period ending August 25, 2009. The credit facilities are secured by a first-priority security interest over all of the Fund's assets. During the period ended June 30, 2006, the minimum and maximum amounts of borrowings were $47.1 million (2005 – $43.6 million) and $56.7 million (2005 – $47.8 million), respectively.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the six months ended June 30, 2006, the Fund has recorded amortization of these costs in the amounts of $18,390 (2005 – $18,389).

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

Corporate Information

Directors

Peter A. Braaten, BA, MBA

James W. Davie, BComm, MBA

P. Michael Nedham, BSc, MBA, CBV

Arthur R.A. Scace, QC, BA, MA, LLB, LLD

Ken S. Woolner, BSc, PEng

Officers

Peter A. Braaten
Chairman

Raymond R. Pether
Chief Executive Officer

Mark A. Caranci
President

Craig T. Kikuchi
Chief Financial Officer

David E. Roode
Senior Vice President

Moyra E. MacKay
Vice President and Corporate Secretary

Lorne J. Zeiler
Vice President

Jessica Leung
Controller

Ann P. Wong
Controller

Debbie M. Chin
Assistant Vice President

Christopher Cullen
Assistant Vice President

Continuous Disclosure Manager

Contact: David E. Roode
Phone: 416-642-6008
Email: roode@bromptongroup.com

Trustee

Computershare Trust Company of Canada

Custodian

RBC Dexia Investor Services Trust

Auditors

PricewaterhouseCoopers LLP

Transfer Agent

Computershare Trust Company of Canada

Website

www.bromptongroup.com

BROMPTON FUNDS

Mailing Address
Suite 2930, P.O. Box 793
Bay Wellington Tower, BCE Place
181 Bay Street
Toronto, ON M5J 2T3

Phone: 416-642-6000
Fax: 416-642-6001
Toll Free: 866-642-6001